SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                         _____________________


                               FORM 11-K

                             ANNUAL REPORT


                    Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934

                          _____________________


          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1998

                                      OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                 For the transition period from _______ to ______


                       Commission file number 1-7981



                          Full title of the Plan:

            AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN



       Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                     AMERICAN GENERAL CORPORATION
                          2929 Allen Parkway
                        Houston, Texas  77019

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1998



Audited Financial Statements

  Report of Independent Auditors ....................................      1
  Statements of Net Assets Available for Benefits ...................      2
  Statements of Changes in Net Assets Available for Benefits ........      8
  Notes to Financial Statements .....................................     14



Schedules
  Item 27a - Schedule of Assets Held for Investment Purposes ........     19
  Item 27d - Schedule of Reportable Transactions ....................     20
  Item 27b - Schedule of Loans or Fixed Income Obligations ..........     21

                       Report of Independent Auditors


Administrative Board
American General Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the American General Agents' and Managers' Thrift Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions, and loans or fixed income obligations for the year then ended are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                      ERNST & YOUNG LLP

Houston, Texas
June 14, 1999

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1998

In thousands, except share amounts


                                                Participant Directed
                                                                     Equity
                                            Stock        Cash        Index
                                            Fund         Fund          Fund

Assets
  Investments
    American General Corporation common
      stock (1,686,717 shares).........     $97,955     $     -     $    -
    American General Life & Accident
      Insurance Company deposit
      administration group annuity
      contract ........................           -      14,139          -
    American General Series Portfolio
      Company - Stock Index Fund
      (26,339 shares) .................           -           -        991
    Putnam OTC & Emerging Growth Fund
      (76,967 shares)..................           -           -          -
    American General Series Portfolio
      Company - Growth Fund
      (53,398 shares) .................           -           -          -
    Templeton Foreign Fund
      (83,992 shares) .................           -           -          -
    Vanguard Fixed Income Securities Fund
      (36,716 shares) .................           -           -          -
    Participant notes .................           -           -          -
    Short-term investments ............         353          22         13

      Total investments ...............      98,308      14,161      1,004

  Receivables
    Contributions .....................           -          10          8
    Interfund transfers ...............           -         161          6
    Other .............................           3         284          2


      Total assets ....................      98,311      14,616      1,020


Liabilities
  Payables
    Forfeitures .......................           -          10          -
    Interfund transfers ...............         154           -          -
    Other .............................         171           -          -

      Total liabilities ...............         325          10          -


Net assets available for benefits .....     $97,986     $14,606     $1,020





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1998

In thousands, except share amounts


                                              Participant Directed

                                                                 Inter-
                                            Small-Cap  Mid-Cap  national
                                               Fund      Fund     Fund

Assets
  Investments
    American General Corporation common
      stock (1,686,717 shares) .........     $    -     $    -     $  -
    American General Life & Accident
      Insurance Company deposit
      administration group annuity
      contract .........................          -          -        -
    American General Series Portfolio
      Company - Stock Index Fund
      (26,339 shares)...................          -          -        -
    Putnam OTC & Emerging Growth Fund
      (76,967 shares)...................      1,328          -        -
    American General Series Portfolio
      Company - Growth Fund
      (53,398 shares) ..................          -      1,191        -
    Templeton Foreign Fund
      (83,992 shares) ..................          -          -       705
    Vanguard Fixed Income Securities Fund
      (36,716 shares) ..................          -          -         -
    Participant notes ..................          -          -         -
    Short-term investments .............         19         17        13
      Total investments ................      1,347      1,208       718

  Receivables
    Contributions ......................         12         10         6
    Interfund transfers ................          -          -         -
    Other ..............................          -          -         -


      Total assets .....................      1,359      1,218       724

Liabilities
  Payables
    Forfeitures ........................          -          -         -
    Interfund transfers ................          1         11         1
    Other ..............................         17         15         9

      Total liabilities ................         18         26        10

Net assets available for benefits ......     $1,341     $1,192      $714





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1998

In thousands, except share amounts

                                                              Non-
                                              Participant Participant
                                                Directed    Directed

                                     Bond    Participant     Stock
                                     Fund       Notes        Fund       Total
Assets
  Investments
    American General Corporation
      common stock
      (1,686,717 shares) ..........  $  -     $    -     $33,609     $131,564
    American General Life & Accident
      Insurance Company deposit
      administration group annuity
      contract ....................     -          -           -       14,139
    American General Series Portfolio
      Company - Stock Index Fund
      (26,339 shares)..............     -          -           -          991
    Putnam OTC & Emerging Growth Fund
      (76,967 shares)..............     -          -           -        1,328
    American General Series Portfolio
      Company - Growth Fund
      (53,398 shares) .............     -          -           -        1,191
    Templeton Foreign Fund
      (83,992 shares) .............     -          -           -          705
    Vanguard Fixed Income Securities
      Fund(36,716 shares) .........   341          -           -          341
    Participant notes .............     -      3,227           -        3,227
    Short-term investments ........     6          -         119          562

      Total investments ...........   347      3,227      33,728      154,048

  Receivables
    Contributions .................     5          -           -           51
    Interfund transfers ...........     -          -           -          167
    Other .........................     -          -           2          291

      Total assets ................   352      3,227      33,730      154,557

Liabilities
  Payables
    Forfeitures ...................     -          -          48           58
    Interfund transfers ...........     -          -           -          167
    Other .........................     5          -         304          521

      Total liabilities ...........     5          -         352          746

Net assets available for benefits .  $347     $3,227     $33,378     $153,811





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                                Participant Directed

                                                                      Equity
                                            Stock        Cash         Index
                                            Fund         Fund          Fund

Assets
  Investments
    American General Corporation common
      stock (1,765,035 shares).........     $70,665     $     -     $  -
    American General Life & Accident
      Insurance Company deposit
      administration group annuity
      contract ........................           -      13,998        -
    American General Series Portfolio
      Company - Stock Index Fund
      (13,851 shares) .................           -           -      412
    Putnam OTC & Emerging Growth Fund
      (42,377 shares)..................           -           -        -
    American General Series Portfolio
      Company - Growth Fund
      (26,641 shares) .................           -           -        -
    Templeton Foreign Fund
      (49,450 shares) .................           -           -        -
    Vanguard Fixed Income Securities Fund
      (10,958 shares) .................           -           -        -
    Participant notes .................           -           -        -
    Short-term investments ............          79          56        8
      Total investments ...............      70,744      14,054      420

  Receivables
    Contributions .....................           -          54        5
    Interfund transfers ...............           -         194        4
    Other .............................           3       1,569        -


      Total assets ....................      70,747      15,871      429

Liabilities
  Payables
    Forfeitures .......................           -           3        -
    Interfund transfers ...............         224           -        -
    Other .............................         195          14       11

      Total liabilities ...............         419          17       11

Net assets available for benefits .....     $70,328     $15,854     $418





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                              Participant Directed
                                                               Inter-
                                          Small-Cap  Mid-Cap   national
                                            Fund       Fund     Fund

Assets
  Investments
    American General Corporation common
      stock (1,765,035 shares) .........     $  -     $  -     $  -
    American General Life & Accident
      Insurance Company deposit
      administration group annuity
      contract .........................        -        -        -
    American General Series Portfolio
      Company - Stock Index Fund
      (13,851 shares)...................        -        -        -
    Putnam OTC & Emerging Growth Fund
      (42,377 shares)...................      683        -        -
    American General Series Portfolio
      Company - Growth Fund
      (26,641 shares) ..................        -      534        -
    Templeton Foreign Fund
      (49,450 shares) ..................        -        -      492
    Vanguard Fixed Income Securities Fund
      (10,958 shares) ..................        -        -        -
    Participant notes ..................        -        -        -
    Short-term investments .............       10        9        9
      Total investments ................      693      543      501

  Receivables
    Contributions ......................        5        5        4
    Interfund transfers ................        -       38        -
    Other ..............................        -        5        -

      Total assets .....................      698      591      505

Liabilities
  Payables
    Forfeitures ........................        -        -        -
    Interfund transfers ................       11        -        1
    Other ..............................       13        9       12

      Total liabilities ................       24        9       13

Net assets available for benefits ......     $674     $582     $492





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts

                                                              Non-
                                       Participant         Participant
                                         Directed           Directed

                                     Bond    Participant     Stock
                                     Fund       Notes        Fund       Total
Assets
  Investments
    American General Corporation
      common stock
      (1,765,035 shares) ..........  $  -     $    -     $24,757     $ 95,422
    American General Life & Accident
      Insurance Company deposit
      administration group annuity
      contract ....................     -          -           -       13,998
    American General Series Portfolio
      Company - Stock Index Fund
      (13,851 shares)..............     -          -           -          412
    Putnam OTC & Emerging Growth Fund
      (42,377 shares)..............     -          -           -          683
    American General Series Portfolio
      Company - Growth Fund
      (26,641 shares) .............     -          -           -          534
    Templeton Foreign Fund
      (49,450 shares) .............     -          -           -          492
    Vanguard Fixed Income Securities
      Fund(10,958 shares) .........   101          -           -          101
    Participant notes .............     -      2,739           -        2,739
    Short-term investments ........     5          -          28          204

      Total investments ...........   106      2,739      24,785      114,585

  Receivables
    Contributions .................     3          -           -           76
    Interfund transfers ...........     -          -           -          236
    Other .........................     7          -           1        1,585


      Total assets ................   116      2,739      24,786      116,482


Liabilities
  Payables
    Forfeitures ...................     -          -          46           49
    Interfund transfers ...........     -          -           -          236
    Other .........................     2          -          21          277

      Total liabilities ...........     2          -          67          562

Net assets available for benefits .  $114     $2,739     $24,719     $115,920





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

In thousands, except share amounts


                                                 Participant Directed

                                                                     Equity
                                             Stock         Cash       Index
                                              Fund         Fund        Fund


Additions to net assets
  Investment income
    Dividends ..........................     $ 1,924      $    -      $   12
    Interest ...........................          11         884           1
    Net appreciation (depreciation)
     in fair value of investments ......      30,914           -         162
      Total investment income (loss) ...      32,849         884         175

  Contributions
    Company's ..........................           -         271           -
    Participants' ......................       5,659         749         350
      Total contributions ..............       5,659       1,020         350

        Total additions ................      38,508       1,904         525

Deductions from net assets
  Benefits
    American General Corporation common
      stock (33,816 shares) ............       1,580           -           -
    Cash ...............................       7,979       3,130          56
  Forfeitures ..........................           -         281           -
  Participant loan origination fees ....          10           -           -
        Total deductions ...............       9,569       3,411          56

Interfund transfers ....................      (1,281)        259         133

        Net increase (decrease) ........      27,658      (1,248)        602

Net assets available for benefits
        Beginning of year ..............      70,328      15,854         418

        End of year ....................     $97,986     $14,606      $1,020





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

In thousands, except share amounts


                                                 Participant Directed
                                                                   Inter-
                                           Small-Cap     Mid-Cap   national
                                              Fund         Fund     Fund

Additions to net assets
  Investment income
    Dividends ..........................     $    -      $    52     $ 17
    Interest ...........................          1            1        1
    Net appreciation (depreciation) in
     fair value of investments .........        124           82      (63)
      Total investment income (loss) ...        125          135      (45)

  Contributions
    Company's ..........................          -            -        -
    Participants' ......................        613          506      382
      Total contributions ..............        613          506      382

        Total additions ................        738          641      337

Deductions from net assets
  Benefits
    American General Corporation common
      stock (33,816 shares) ............          -            -        -
    Cash ...............................         75           64       81
  Forfeitures ..........................          -            -        -
  Participant loan origination fees ....          1            1        -
        Total deductions ...............         76           65       81

Interfund transfers ....................          5           34      (34)

        Net increase (decrease) ........        667          610      222

Net assets available for benefits
        Beginning of year ..............        674          582      492

        End of year ....................     $1,341       $1,192     $714





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

In thousands, except share
amounts

                                                                Non-
                                                            Participant
                                     Participant Directed    Directed

                                       Bond    Participant     Stock
                                       Fund       Notes        Fund     Total


Additions to net assets
  Investment income
    Dividends .....................     $ 12     $    -     $  649   $  2,666
    Interest ......................        1        169          4      1,073
    Net appreciation (depreciation)
     in fair value of investments .        6          -     10,432     41,657
      Total investment income
        (loss) ....................       19        169     11,085     45,396

  Contributions
    Company's .....................        -          -        972      1,243
    Participants' .................      143          -          -      8,402

      Total contributions .........      143          -        972      9,645

        Total additions ...........      162        169     12,057     55,041

Deductions from net assets
  Benefits
    American General Corporation
      common stock (33,816 shares).        -          -        533      2,113
    Cash ..........................       30        464      2,693     14,572
  Forfeitures .....................        -          -        169        450
  Participant loan origination fees        -          -          3         15

        Total deductions ..........       30        464      3,398     17,150

Interfund transfers ...............      101        783          -          -

        Net increase (decrease) ...      233        488      8,659     37,891

Net assets available for benefits
        Beginning of year .........      114      2,739     24,719    115,920

        End of year ...............     $347     $3,227    $33,378   $153,811





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts


                                                Participant Directed
                                                                     Equity
                                              Stock        Cash       Index
                                              Fund         Fund        Fund
Additions to net assets
  Investment income
    Dividends .........................     $ 1,855      $    -      $   5
    Interest ..........................          13         227          1
    Net appreciation (depreciation)in
     fair value of investments ........      17,363           -         26

      Total investment income (loss)...      19,231         227         32

  Contributions
    Company's .........................           -           -          -
    Participants' .....................       4,836         244        222
      Total contributions .............       4,836         244        222

  Merger of Home Beneficial Thrift Plan           -      14,599          -

        Total additions ...............      24,067      15,070        254

Deductions from net assets
  Benefits
    American General Corporation common
      stock (12,080 shares) ...........         392           -          -
    Cash ..............................       5,194         592          3
  Forfeitures .........................           -           3          -
  Participant loan origination fees ...          27           -          -
        Total deductions ..............       5,613         595          3

Interfund transfers ...................      (5,062)       1,379       167

        Net increase ..................      13,392       15,854       418

Net assets available for benefits
        Beginning of year .............      56,936            -         -

        End of year ...................     $70,328      $15,854      $418





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts


                                               Participant Directed
                                                                  Inter-
                                        Small-Cap     Mid-Cap    national
                                          Fund         Fund        Fund
Additions to net assets
  Investment income
    Dividends .........................     $  -      $  9      $  42
    Interest ..........................        2         1          1
    Net appreciation (depreciation)in
      fair value of investments .......       26        28        (57)
      Total investment income (loss)...       28        38        (14)

  Contributions
    Company's .........................        -         -          -
    Participants' .....................      439       340        258
      Total contributions .............      439       340        258

  Merger of Home Beneficial Thrift Plan        -         -          -

        Total additions ...............      467       378        244

Deductions from net assets
  Benefits
    American General Corporation common
       stock (12,080 shares) ...........       -         -          -
    Cash ...............................       7        10          4
  Forfeitures ..........................       -         -          -
  Participant loan origination fees ....       -         -          -
        Total deductions ...............       7        10          4

Interfund transfers ....................     214       214        252
        Net increase ...................     674       582        492

Net assets available for benefits
        Beginning of year ..............       -         -          -

        End of year ....................    $674      $582       $492





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts


                                                             Non-
                                                         Participant
                                   Participant Directed    Directed

                                     Bond   Participant     Stock
                                     Fund      Notes        Fund       Total
Additions to net assets
  Investment income
    Dividends .................      $  3     $    -      $   650   $  2,564
    Interest ..................         1         79            4        329
    Net appreciation (depreciation)
      in fair value of investments      3          -        6,082     23,471

      Total investment income (loss)    7         79        6,736     26,364

  Contributions
    Company's .................         -          -        1,042      1,042
    Participants' .............        83          -            -      6,422

      Total contributions .....        83          -        1,042      7,464

  Merger of Home Beneficial Thrift
    Plan ......................         -          -           -      14,599

        Total additions .......        90         79       7,778      48,427

Deductions from net assets
  Benefits
    American General Corporation
      common stock (12,080 shares)      -          -         137         529
    Cash ......................         1        151       1,819       7,781
  Forfeitures .................         -          -         168         171
  Participant loan origination fees     -          -           -          27

        Total deductions ......         1        151       2,124       8,508

Interfund transfers ...........        25      2,811           -           -

        Net increase ..........       114      2,739       5,654      39,919

Net assets available for benefits
        Beginning of year .....         -          -      19,065      76,001

        End of year ...........      $114     $2,739     $24,719    $115,920





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in American General Life and Accident Insurance Company (AGLA or the Company) deposit administration group annuity contract, at contract value (see Note C); 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund, and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is The Variable Annuity Life Insurance Company (VALIC). VALIC and AGLA are wholly owned subsidiaries of American General.

Participant notes are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund transfers are recorded at the market value of the amount transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, sponsored by American General, is a defined contribution plan currently offered to eligible agents and managers (sales employees) of AGLA, a wholly owned subsidiary of American General, who have completed one year of service. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Substantially all of the costs of administering the Plan are paid by American General and the Company.

The Plan's investments are held in a bank-administered trust fund.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds, designated on the financial statements as participant directed, invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by AGLA (Cash Fund); 3) shares of the AGSPC Stock Index Fund (Equity Index Fund); 4) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap
Fund); 5) shares of the AGSPC Growth Fund (Mid-Cap Fund); 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund). The Company's contributions are invested solely in the non-participant directed portion of the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, Equity Index, Small-Cap, Mid-Cap, International, or Bond Funds are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Sales employees who elect to participate contribute on a pretax basis, a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to thirteen percent of base pay, subject to the contribution limitations discussed below. The Company contributes an amount equal to one-third of the basic contribution.

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes except transfers are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.

Contribution Limitations

For 1998 and 1997, the total amount of participant pretax contributions is limited to $10,000 and $9,500, respectively. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1998 and 1997, the total amount of base pay that can be used in determining contributions under the Plan is $160,000.

ERISA and the IRC provide that qualified plans cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m). In 1998 and 1997, no refunds of contributions were necessary to comply with these laws.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participants' account balances.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants become 100 percent vested in the remainder of their account after five years of service (as defined in the Plan document).

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeded $5,000 in 1998 or $3,500 in 1997, and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. For years beginning after December 31, 1996, distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

Participants Loans Receivable

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Participants terminating employment forfeit their nonvested interest in the Company's contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are reemployed with the Company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.

Plan Members

At December 31, 1998, 2,852 active sales employees were contributing to the Plan.


NOTE C--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with AGLA. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by AGLA.

The contract had a guaranteed minimum rate of 6.00% for 1998 and 1997. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 1998 and 1997 was 6.52% and 6.55%, respectively.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE D--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE E--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  At December 31,

  In thousands

                                                          1998         1997
  Net assets available for benefits per the
    financial statements ............................. $153,811      $115,920

  Benefits payable to withdrawing participants .......   (2,075)         (616)

    Net assets available for benefits per Form 5500 .. $151,736      $115,304



The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands
                                                          Year Ended
                                                      December 31, 1998

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock ......     $ 2,113
      Cash ...........................................      14,572
        Total benefits paid to participants per the
          financial statements .......................      16,685
  Benefits payable to withdrawing participants at
    year end .........................................       2,075
  Benefits payable to withdrawing participants
    at beginning of year .............................        (616)

        Benefits paid to participants per Form 5500 ..     $18,144


NOTE F--FEDERAL INCOME TAXES

Based on a favorable determination letter dated August 3, 1995, the Internal Revenue Service has ruled that the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. The Plan has been amended since receiving the determination letter, and a new determination letter has been requested. The Plan's administrators anticipate a favorable reply and believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE G--YEAR 2000 ISSUE (UNAUDITED)

As of December 31, 1998, American General had completed Year 2000 readiness activities for substantially all of its critical systems, making them Year 2000 ready. American General will continue to test its systems throughout 1999 to maintain Year 2000 readiness. In addition, American General has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. As of April 30, 1999, American General had identified and assessed its critical third-party dependencies. Due to the various stages of Year 2000 readiness for critical third-party dependencies, American General's testing activities related to critical third parties will extend throughout 1999.

American General has commenced contigency planning to reduce the risk of Year 2000-related business failures. As of April 30, 1999, American General had completed its contingency plans. These plans will be tested during the second and third quarters of 1999.

Based on these activities and plans, American General believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Plan's operations.


NOTE H--SUBSEQUENT EVENT

Effective January 1, 1999, the Plan's eligibility requirement was changed from the completion of one year of service to 30 days of service.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT DECEMBER 31, 1998
EIN: 74-0483432
PN: 002


In thousands, except share amounts

                                                                    Fair
        Issuer              Description                 Cost        Value

American General           1,686,717 shares of       $49,663     $131,564
  Corporation*               common stock

American General Life &  Deposit administration       14,139       14,139
 Accident Insurance        group annuity contract
 Company*

American General Series  26,339 shares of AGSPC          804          991
  Portfolio Company*      Stock Index Fund

Putnam                   76,967 shares of Putnam OTC   1,212        1,328
                          & Emerging Growth Fund

American General Series  53,398 shares of AGSPC        1,080        1,191
  Portfolio Company*      Growth Fund

Templeton                83,992 shares of Templeton      852          705
                          Foreign Fund

Vanguard                 36,716 shares of Vanguard       339          341
                          Fixed Income Securities
                          Fund

Participant Notes*       Loans issued at interest          -        3,227
                           rates between 8.75%
                           and 9.50%

State Street Bank        Short-term investments
  & Trust Company*         in money-market fund          562          562

                                                     $68,651     $154,048



*Party in interest

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1998

EIN: 74-0483432
PN: 002

In thousands, except share amounts and transaction counts

                                                                   Amount of
 Party Involved                       Description                 Transaction

Category (iii) - Series of transactions in excess of 5% of Plan assets

State Street Bank     Purchases of short-term investments in          $18,587
  & Trust Company       504 transactions

State Street Bank     Sales of short-term investments in               18,229
  & Trust Company       438 transactions


(B)                   Purchases of American General Life &              3,571
                        Accident Insurance Company deposit
                        administration group annuity
                        contract in 41 transactions

(B)                   Sales of American General Life &                  3,430
                        Accident Insurance Company deposit
                        administration group annuity
                        contract in 17 transactions

(B)                   Purchases of 96,413 shares of American            6,214
                        General Corporation common stock in
                        30 transactions

(B)                   Sales of 140,915 shares of American               9,231
                        General Corporation common stock in
                        15 transactions at a gain of $5,589

(B)                   Distributions of 33,816 shares of                 2,188
                        American General Corporation common
                        stock to various individuals who
                        withdrew from or terminated
                        participation in the Plan in 14
                        transactions at a gain of $1,299


(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B) Parties involved are not presented, as permitted by Section 2520.103-6
   (d)(1)(I) of the Department of Labor's Rules and Regulations.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

FOR THE YEAR ENDED DECEMBER 31, 1998

EIN: 74-0483432
PN: 002

In whole dollars

                 Original       Amount Received                Unpaid
Identity         Amount of    during Reporting Year:         Balance at
of Obligor*        Loan       Principal     Interest         End of Year

Carroll, Ida M.    $7,000             -          -            $6,004
DeClue, Richard     4,000             -          -             3,208
Evans, Terry        8,000             -          -             8,000
Fields, Brandon     1,000             -          -             1,000
Geitzen, Richard    6,534             -          -             5,830
Jenkins, Lloyd      2,000             -          -             1,778
Leshko, Lori        1,473             -          -             1,181
Webb, Matthew       1,600             -          -             1,267
Wiley, Gregory      2,958             -          -             2,818





* Form 1099-R to be issued to terminated participants with loans in default

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

FOR THE YEAR ENDED DECEMBER 31, 1998

EIN: 74-0483432
PN: 002

In whole dollars


 Loan      Interest                     Amount Overdue:
Issued       Rate      Defaulted     Principal     Interest

02/27/97     9.25%     03/31/98       $6,004         $139
01/31/97     9.25      03/31/98        3,208           74
10/30/97     9.50      02/28/98        8,000          190
09/29/97     9.50      02/28/98        1,000           24
01/31/97     9.25      12/31/97        5,830          135
05/29/97     9.50      01/31/98        1,778           41
01/31/97     9.25      11/30/97        1,181           27
03/28/97     9.25      12/31/97        1,267           29
06/27/97     9.50      02/28/98        2,818           67





* Form 1099-R to be issued to terminated participants with loans in default

                               SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           AMERICAN GENERAL AGENTS' AND
                                           MANAGERS' THRIFT PLAN



June 25, 1999                              ELIZABETH A. DOBBS
                                           Elizabeth A. Dobbs
                                           Vice President-Benefits and Payroll

                    Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-39201 and 333-13401) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated June 14, 1999, with respect to the financial statements and schedules of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



                                               ERNST & YOUNG LLP


Houston, Texas
June 23, 1999